EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$16,164,600.14(1)	$147.60	$2,385.892)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$16,164,600.14
Total Fees Due for Filing			$2,385.89
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,385.89

(1) On September 19, 2024, the Registrant offered to purchase up to 1,516,379 shares of its common stock at a price equal to the net asset value per share as of October 31, 2024. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $10.66 as of July 31, 2024.
(2) Calculated as 100% of the Transaction Valuation.